U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   CSX Corporation
   One James Center
   901 East Cary Street
   Richmond, Virginia  23219-4031
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   10/14/96
3. IRS or Social Security Number of Reporting Person (Voluntary)
   62-1051971
4. Issuer Name and Ticker or Trading Symbol
   Conrail Inc.
   CRR
5. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship:        |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option (see below)      |(see belo|(see belo|Common Stock           |15,955,47|$92.50    |D            |                           |
                        |w)       |w)       |                       |7        |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
     In connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 14, 1996, between CSX Corporation (the "Reporting Person"), Green Acquisition Corp. and Conrail Inc. (the "Issuer"), the Reporting Person and the Issuer entered into a Stock Option
Agreement, dated as of October 14, 1996, providing for the option described above. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be adjusted under certain circumstances as may be necessary so that the number of shares purchasable by the Reporting Person upon exercise of the option at the time of such exercise equals 19.9% of the outstanding shares of Common Stock of the Issuer at such time. Prior to such exercise, the Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer which are purchasable by the Reporting Person upon exercise of such option.

SIGNATURE OF REPORTING PERSON
/s/ Mark G. Aron

CSX Corporation
By: Mark G. Aron
Title: Executive Vice President -
       Law and Public Affairs
DATE
10/24/96